Exhibit 99.3

Imperial Tobacco Group PLC – Director Declaration

In compliance with rule LR 9.6.14 of the Financial Services Authority Listing Rules, Imperial Tobacco Group PLC announces that its Chairman, Mr Derek Bonham retired from the Board of Songbird Estates plc with effect from 6 September 2005.

There have been no other changes to the information set out in LR 9.6.13R (2) to LR 9.6.13R (6) in respect of Mr Bonham.

ENQUIRIES

John Nelson-Smith	Investor Relations Manager	+44 (0) 117 933 7082

Simon Evans	Group Media Relations Executive	+44 (0) 117 933 7375

Copies of our announcements are available on our website:  www.imperial-tobacco.com